05049712

ARS
P.E.
12/31/04

Naugatuck Valley
Financial Corporation

2004 Annual Report

Table of Contents

Naugatuck Valley Financial Corporation

Naugatuck Valley Financial Corporation, headquartered in Naugatuck, Connecticut, is the holding company for Naugatuck Valley Savings and Loan. A majority of the outstanding shares of Naugatuck Valley Financial's common stock are owned by Naugatuck Valley Mutual Holding Company, the mutual holding company parent of Naugatuck Valley Savings. Naugatuck Valley Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its six full-service banking offices in the Greater Naugatuck Valley Region of southwestern Connecticut.

Naugatuck Valley Financial Corporation
333 Church Street, Naugatuck CT 06770-5590 (203) 720-5000

Dear Stockholders,

The 2004 year was a momentous one for our institution. During the third quarter of 2004 Naugatuck Valley Savings and Loan, S.B. reorganized into the mutual holding company structure and offered 43% of the shares of Naugatuck Valley Financial Corporation to depositors. The more than $30 million in capital raised will allow us to continue our strategy of profitable growth through *de novo* branching and through increasing our share in our existing markets.

The dedication of our employees and the patronage of our customers formed a solid foundation for our reorganization. Our experienced management team and knowledgeable Board of Directors guided the reorganization. We plan to continue to rely upon our loyal employees to manage our growth and plan to add new expertise where needed.

During the fourth quarter of 2004, our first full quarter as a public company, we increased net income by 16% over the same period in 2003. During 2004, total assets increased 8.8% from $244 million at December 31, 2003 to $265 million at the end of 2004. Deposits grew $10 million or 5.4% with the most significant growth in checking and money market accounts.

We experienced strong loan growth in 2004 as we successfully put our customers' deposits to work in our communities. Total loans grew $23 million or 13%. Consumer loans increased significantly, primarily in home equity loans and home equity lines, as did commercial loans, consisting primarily of mortgages on commercial buildings and on residential subdivisions. Credit quality has remained high as evidenced by a decrease in our non-performing assets from $1.1 million at December 31, 2003 to $700 thousand at December 31, 2004.

We have opened our sixth branch, in Seymour, Connecticut; we plan to relocate our Shelton Branch to larger local quarters during 2005; and we have acquired property in the Southford Section of Southbury for a future branch office.

The Board of Directors recently declared the first dividend on Naugatuck Valley Financial Corporation's common stock, in the amount of $.04 per share, payable on March 1, 2005 to shareholders of record as of February 7, 2005.

We are most pleased to report that the reorganization has enabled us to establish the Naugatuck Valley Savings and Loan Foundation, funded with 152,087 shares of Naugatuck Valley Financial Corporation common stock. The Foundation will enable us, as responsible partners in our communities, to increase our support of the charitable and humanitarian needs of the families and people in our market areas.

To our new stockholders: thank you for your investment in our reorganized company. We will strive to reward your confidence as we strive to grow in market share and increase profitability.

Ronald D. Lengyel
Chairman of the Board

John C. Roman
President and CEO

Selected Consolidated Financial and Other Data

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Naugatuck Valley Financial and its subsidiary, Naugatuck Valley Savings, at the dates and for the periods indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Naugatuck Valley Financial appearing later in this annual report.

	At December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Financial Condition Data:					
Total assets	$265,449	$243,956	$227,998	$201,105	$177,449
Securities held-to-maturity	5,168	1,561	1,364	596	723
Securities available-for-sale	31,096	37,166	32,512	20,407	12,132
Loans receivable, net	203,820	180,378	166,046	158,456	145,831
Cash and cash equivalents	7,575	9,775	18,158	12,643	11,242
Deposits	193,366	183,455	173,231	156,662	136,452
FHLB advances	15,826	34,990	31,119	23,372	22,036
Total capital	51,571	21,217	19,850	17,497	15,984

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Operating Data:					
Interest and dividend income	$12,713	$12,644	$13,178	$12,631	$12,318
Interest expense	3,559	4,241	5,299	6,178	5,923
Net interest income	9,154	8,403	7,879	6,453	6,395
Provision for loan losses	-	45	231	80	73
Net interest income after provision for loan losses	9,154	8,358	7,648	6,373	6,322
Noninterest income	1,078	1,115	972	743	601
Noninterest expense	9,803	6,845	5,820	5,392	4,497
Income before provision for income taxes	429	2,628	2,800	1,724	2,426
Provision for income taxes	14	822	880	542	807
Net income	$ 415	$ 1,806	$ 1,920	$ 1,182	$ 1,619
Net income per share(1)	$ 0.07	$ -	$ -	$ -	$ -

(1) Net income per share is for the fourth quarter 2004. Before September 30, 2004, Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

	At or For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Performance Ratios:					
Return on average assets	0.16%	0.77%	0.91%	0.65%	0.96%
Return on average equity	1.41	8.59	10.23	6.95	10.71
Interest rate spread (1)	3.75	3.77	3.77	3.50	3.78
Net interest margin (2)	3.85	3.85	3.90	3.71	3.98
Noninterest expense to average assets	3.81	2.94	2.75	2.96	2.68
Efficiency ratio (3)	95.49	71.62	65.20	74.43	63.58
Average interest-earning assets to average interest-bearing liabilities	106.90	103.69	105.20	105.87	105.57
Average equity to average assets	11.43	9.02	8.86	9.35	9.01
Capital Ratios:					
Total capital to risk-weighted assets	23.61%	16.21%	15.37%	14.74%	15.50%
Tier I capital to risk-weighted assets	22.52	14.96	14.12	13.47	14.25
Tier I capital to adjusted total assets (4)	14.78	8.64	8.30	8.40	8.83
Total equity to total assets	19.43	8.70	8.71	8.70	9.01
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	0.89%	0.99%	1.19%	1.16%	1.18%
Allowance for loan losses as a percent of nonperforming loans	306.88	199.78	162.91	144.66	171.14
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)	0.13	0.05	(0.02)	0.18
Nonperforming loans as a percent of total loans	0.29	0.50	0.73	0.80	0.69
Nonperforming assets as a percent of total assets	0.25	0.46	0.58	0.72	0.65
Other Data:					
Number of:					
Deposit accounts	22,599	22,447	22,059	21,823	21,228
Full service customer service facilities	5	5	4	4	3

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4) Data for 2003 represents Tier 1 capital to average assets.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help the reader understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this annual report.

Overview

Income. We have two primary sources of pre-tax income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a much lesser extent, we also recognize pre-tax income from fees and service charges, which is the compensation we receive from providing products and services. Our primary noninterest income comes from service charges on deposit accounts. We also earn income from bank owned life insurance, sales of loans and investments, investment advisory services, ATM charges and other services.

Expenses. The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, computer.processing fees, federal insurance premiums and other expenses.

Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance, and costs of utilities.

Computer processing fees includes fees paid to our third-party data processing servicer and our network security expenses.

Federal insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for attorneys, accountants and consultants, advertising, telephone, charitable contributions, insurance, office supplies, postage and other miscellaneous operating activities.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. We engage an independent review of our commercial loan portfolio annually and adjust our loan ratings based upon this review. In addition, our regulatory authorities as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. See notes 2 and 4 of the notes to the financial statements included in this annual report.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed continually as regulatory and business factors change. See note 11 of the notes to the financial statements in this annual report.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution serving primarily retail customers and small businesses in our market area. To achieve this, we plan to continue our strategy of:

1. operating as an independent community-oriented financial institution;
2. expanding our branch network and upgrading our existing branches;
3. pursuing opportunities to increase and diversify lending in our market area;
4. applying conservative underwriting practices to maintain the high quality of our loan portfolio;
5. managing our net interest margin and interest rate risk;
6. increasing core deposits; and
7. increasing noninterest income.

Operating as an independent community-oriented financial institution

We have a long tradition of focusing on the needs of consumers and small sized businesses in our community and being an active corporate citizen. Unlike some large banks, our decisions are made locally, we have many long time employees, and customers have access to senior management. In recent years, we have upgraded our computer systems and expanded our customer service initiatives. In addition to standard conveniences such as ATMs, we offer extended hours, Internet banking, bill payment, and a "voice response" inquiry phone line. We deliver personalized service and respond with flexibility to customer needs. We believe our community orientation is attractive to our customers and distinguishes us from the large regional banks that operate in our market area and we intend to maintain this focus as we grow. In addition, in connection with our reorganization we established the Naugatuck Valley Savings and Loan Foundation as a means of enhancing our long-standing commitment to our local communities. The foundation was funded with our common stock and makes grants and donations to non-profit and community groups and projects.

Expanding our branch network and upgrading our existing branches

In 2000, our branch network consisted of three locations. At that time, we recognized an opportunity to prudently expand to the south of our main office in Naugatuck. As a result of bank mergers over time, a number of communities ceased to enjoy the services of community banking on both a personal and small business level. In an effort to bring community banking back to the Greater Naugatuck Valley, and in order to take advantage of the expansion of commuting patterns in southwest Connecticut, we expanded our branch network through de novo branching. In 2001 and 2003, we opened two new branches in Shelton and Derby, Connecticut, respectively. These branches helped us to increase our low-cost core deposit base. Additionally, our lending programs have benefited from our presence in Shelton. An additional branch in Seymour, Connecticut opened in January 2005. We intend to continue to expand by opening a branch in Southbury, Connecticut, which we expect to open in the first quarter of 2006. In addition to branching, we have focused on upgrading existing facilities. In 2001, we moved our Naugatuck (New Haven Road) branch to a larger building, and we have leased and acquired properties to be used to relocate our Shelton branch and to improve access to our Beacon Falls branch in 2005. We intend to continue to pursue opportunities to upgrade our current branch facilities and to pursue expansion in the Greater Naugatuck Valley in future years through de novo branching and branch acquisitions, and we also may consider exploring expansion opportunities in surrounding counties. Although we do not expect our branch expansion plans to have a material impact on our cash flows, we cannot assure you that this strategy will be accretive to our earnings.

Pursuing opportunities to increase and diversify lending in our market area

Our loan portfolio has increased $58.0 million, or 39.7%, since December 31, 2000. In particular, since December 31, 2000, our commercial real estate, commercial business and construction loan portfolio has increased $37.2 million, or 471.4%, and at December 31, 2004 was 22.1% of our total loan portfolio. During this period, we have increased our presence in our market area by expanding our branch network and have taken advantage of the significant growth in both residential and commercial real estate development in parts of our market area. We expect to continue to expand all of our lending activities and, in particular, intend to continue to pursue lending relationships associated with commercial real estate and construction lending opportunities. Commercial real estate and construction loans generally expose a lender to greater risk of non-payment and loss than one- to four-family loans. We plan to hire additional lending personnel to assist us with this expansion.

Applying conservative underwriting practices to maintain the quality of our loan portfolio

High asset quality is a key to long-term financial success. We have sought to grow and diversify our loan portfolio, while maintaining a high level of asset quality and moderate credit risk, using underwriting standards which we believe are conservative and diligent monitoring and collection efforts. At December 31, 2004, our nonperforming loans (loans which are 90 or more days delinquent) were 0.29% of our total loan portfolio and 0.22% of our total assets.

Managing our net interest margin and interest rate risk

We intend to continue to maximize our net interest margin through the aggressive pursuit of high quality loans in our market area. We will continue to strive to increase consumer and commercial loans in order to increase our net interest margin. Our investment portfolio has been deployed primarily into variable rate instruments or instruments with relatively short maturities with the goal of managing interest rate risk. Commercial and consumer loans generally expose a lender to greater risk of non-payment and loss than one- to four-family loans.

Increasing core deposits

Retail deposits are our primary source of funds for investing and lending. We have been successful in increasing our core deposits, which include checking accounts and all other deposit account types except certificate accounts. Core deposits are generally lower cost to us than certificate accounts, and they are generally less sensitive to withdrawal when interest rates fluctuate. At December 31, 2002, core deposits represented 48.5% of deposits and, at December 31, 2004, this percentage had increased to 58.0%. By offering a variety of deposit products and providing exceptional customer service, we seek to attract and maintain deposits. Additionally, we believe that our expanding branch network has and will contribute to increasing core deposits.

Increasing noninterest income

Our profits rely heavily on the spread between the interest earned on loans and investments and interest paid on deposits and borrowings. In order to decrease our reliance on interest rate spread income, we have pursued initiatives to increase noninterest income. During the third quarter of 2003, we began offering investment advisory services through a third party registered broker-dealer and purchased key executive life insurance policies, from which we derive income. These new initiatives accounted for 27.3% of noninterest income during the year ended December 31, 2004. We intend to continue to pursue initiatives to increase noninterest income.

Balance Sheet

Loans. Our primary lending activity is the origination of loans secured by real estate primarily located in our market area. We originate real estate loans secured by one- to four-family residential homes and, to a much lesser but growing extent, we originate multi-family and commercial real estate and construction loans. At December 31, 2004, real estate loans totaled $174.8 million, or 84.0% of total loans compared to $159.7 million, or 86.3% of total loans at December 31, 2003 and $149.3 million, or 88.0% of total loans at December 31, 2002. Real estate loans have increased since December 31, 2001 due to historically low interest rates, our expanding branch network and significant growth in both residential and commercial real estate development, which we believe is attributable to the availability of lower cost land and expansion of commuting patterns in southwest Connecticut.

The largest segment of our real estate loans is one- to four-family residential loans. At December 31, 2004, these loans totaled $134.8 million and represented 77.1% of real estate loans and 64.8% of total loans compared to $131.4 million, which represented 82.2% of real estate loans and 71.0% of total loans, at December 31, 2003. One- to four-family residential loans increased $3.4 million, or 2.6%, from December 31, 2003 to December 31, 2004 and decreased $781,000, or 0.6%, from December 31, 2002 to December 31, 2003, reflecting a large volume of loan originations offset by loan repayments and sales of fixed-rate residential loans. In periods of low and falling interest rates, loan demand increases, but repayments of loans also increase as borrowers refinance in order to benefit from lower available interest rates.

Multi-family and commercial real estate loans is the second largest segment of our real estate loan portfolio. This portfolio was $22.6 million and represented 12.9% of real estate loans and 10.8% of total loans at December 31, 2004 compared to $14.3 million, which represented 8.9% of real estate loans and 7.7% of total loans, at December 31, 2003. Multi-family and commercial real estate loans increased $8.3 million, or 58.1%, for the year ended December 31, 2004 and $4.0 million, or 38.8%, in the year ended December 31, 2003 due to significant new development within parts of our market area and increased market share.

We also originate construction loans secured by residential and commercial real estate. This portfolio was $17.5 million and represented 10.0% of real estate loans and 8.4% of total loans at December 31, 2004 compared to $14.1 million, which represented 8.8% of real estate loans and 7.6% of total loans at December 31, 2003. Construction loans increased $3.4 million, or 24.1%, for the year ended December 31, 2004 and $7.2 million, or 104.6%, in the year ended December 31, 2003 primarily due to significant new development within parts of our market area and increased market share.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $5.0 million, and represented 2.4% of total loans at December 31, 2004 and compared to $4.2 million, representing 2.3% of total loans, at December 31, 2003.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit, loans secured by savings accounts and automobiles. Consumer loans totaled $28.3 million and represented 13.6% of total loans at December 31, 2004 compared to $21.1 million, which represented 11.4% of total loans at December 31, 2003. The $7.3 million, or 34.4%, increase for the year ended December 31, 2004 and the $2.4 million, or 12.6%, increase for the 2003 fiscal year was due to targeted increased marketing activities and competitive pricing on our home equity products.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Real estate loans:										
One- to four-family	$134,785	64.75%	$131,353	70.98%	$132,134	77.85%	$126,482	78.07%	$123,170	82.41%
Construction	17,486	8.40	14,094	7.62	6,888	4.06	6,526	4.03	4,762	3.19
Multi-family and commercial real estate	22,559	10.84	14,273	7.71	10,285	6.06	7,172	4.43	2,599	1.74
Total real estate loans	174,830	83.99	159,720	86.31	149,307	87.97	140,180	86.52	130,531	87.34
Commercial business loans	4,989	2.40	4,240	2.29	1,693	1.00	875	0.54	520	0.35
Consumer loans:										
Savings accounts	679	0.33	592	0.32	519	0.31	738	0.46	596	0.40
Personal	217	0.10	139	0.08	153	0.09	116	0.07	126	0.08
Automobile	98	0.05	143	0.08	181	0.11	291	0.18	508	0.34
Home equity	27,342	13.13	20,212	10.92	17,873	10.53	19,815	12.23	17,170	11.49
Total consumer loans	28,336	13.61	21,086	11.40	18,726	11.03	20,960	12.94	18,400	12.31
Total loans	208,155	100.00%	185,046	100.00%	169,726	100.00%	162,015	100.00%	149,451	100.00%
Less:										
Allowance for loan losses	1,829		1,810		1,994		1,856		1,749	
Undisbursed construction loans	2,094		2,519		1,168		1,071		1,260	
Deferred loan origination fees	412		339		518		632		611	
Loans receivable, net	$203,820		$180,378		$166,046		$158,456		$145,831	

The following table sets forth certain information at December 31, 2004 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

	At December 31, 2004			
	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
	(In thousands)			
One year or less	$ 34,743	$3,210	$16,031	$ 53,984
More than one year to five years	17,152	1,281	1,305	19,738
More than five years	122,935	498	11,000	134,433
Total	$174,830	$4,989	$28,336	$208,155

The following table sets forth the dollar amount of all loans at December 31, 2004 that are due after December 31, 2005 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	Fixed-Rates	Floating or Adjustable-Rates	Total
	(In thousands)		
Real estate loans:			
One- to four-family	$105,159	$14,563	$119,722
Construction	5,155	1,392	6,547
Multi-family and commercial	2,027	11,850	13,877
Commercial business loans	1,307	472	1,779
Consumer loans	12,173	133	12,306
Total	$125,821	$28,410	$154,231

The following table shows loan origination activity during the periods indicated.

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Total loans at beginning of period	$185,046	$169,726	$162,015
Loans originated:			
Real estate loans:			
One- to four-family	30,002	64,689	41,395
Construction	20,598	13,489	7,844
Multi-family and commercial	10,865	5,365	3,823
Commercial business loans	3,962	3,196	976
Consumer loans	18,416	14,307	10,255
Total loans originated	83,843	101,046	64,293
Loans purchased	—	—	—
Deduct:			
Real estate loan principal repayments	(44,622)	(67,857)	(35,560)
Loan sales	(1,927)	(8,851)	(6,971)
Other repayments	(14,185)	(9,018)	(14,051)
Net loan activity	23,109	15,320	7,711
Total loans at end of period	$208,155	$185,046	$169,726

Allowance for Loan Losses and Asset Quality. The allowance for loan losses is a valuation allowance for the probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are needed a provision for loan losses is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Board of Directors.

The allowance for loan losses is established to recognize the inherent losses associated with lending activities. Loss and risk factors are based on our historical loss experience and industry averages and may be adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of the following procedures. The loan portfolio is segregated first between passed and classified assets.

Passed Assets. Our assets designated as pass or bankable with care by our internal classification system are aggregated by loan category and an allowance percentage is assigned based on estimated inherent losses associated with each type of lending. Our passed and bankable with care assets are loans for which the borrower is established and represents a reasonable credit risk.

Classified Assets. Our assets classified as special mention, substandard or doubtful (all regulatory classifications for problem assets) by our internal classification system are individually evaluated by management and an allowance percentage, increasing as the probability of loss increases, is assigned to each classified asset based on the collateral value and loan balance. The level of the allowance percentage is further dependent on whether the loan is secured by real estate, secured by assets other than real estate or unsecured. Loans classified as loss are charged off and, if the loan is secured by real estate collateral, the real estate is transferred to foreclosed real estate.

The loss factors which are presently used to determine the reserve level were updated in 2003 based on various risk factors such as type of loan, collateral and loss history. These factors are subject to ongoing evaluation to ensure their relevance in the current economic environment.

When we determine that a loan is troubled and where, based on current information and events, it is probable that we will not be able to collect all amounts due, we classify as loss any excess of the recorded investment in the loan over its fair market value less the estimated cost to sell the asset, and we classify as substandard the remainder.

We identify loans which may require charge off as a loss by reviewing all delinquent loans, significant credits, loans classified as substandard, doubtful, loss, or special mention by our internal classification system, and other loans that management may have concerns about collectibility, such as loans to a specific industry. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and or a shortfall in collateral value would result in the recording of a charge off of the loan or the portion of the loan that was impaired.

We retain a general loan loss allowance which has not been allocated to particular problem assets or loan categories. This unallocated portion of our allowance is determined based on our historical loss experience, delinquency trends, and management's evaluation of the loan portfolio and may be adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. These factors are reviewed regularly to ensure their relevance in the prevailing business environment.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, we engage an independent consultant to review our commercial loan portfolio and make recommendations based on their review as to the classification of specific credits in the portfolio.

The following table sets forth the breakdown of the allowance for loan losses based on the components of our allowance at the dates indicated.

	At December 31, 2004	At December 31, 2003
Passed Asset	$1,343	$1,152
Classified Assets	389	406
Unallocated	97	252
Total	$1,829	$1,810

At December 31, 2004, our allowance for loan losses represented 0.89% of total gross loans and 306.88% of nonperforming loans. The allowance for loan losses increased $19,000 from December 31, 2003 to December 31, 2004. The increase in the allowance was the result of net recoveries.

At December 31, 2003, our allowance for loan losses represented 0.99% of total gross loans and 199.78% of nonperforming loans. The allowance for loan losses decreased from $2.0 million at December 31, 2002 to $1.8 million at December 31, 2003 due to charge-offs of $265,000 offset by a provision for loan losses of $45,000 that reflected decreased delinquencies and nonperforming loans. The increase in charge-offs was primarily due to a one time charge, required by the Federal Deposit Insurance Corporation, to write down to market value loans for which we had previously established specific reserves.

Total non-performing loans decreased during the year ended December 31, 2004 due to improved economic conditions, improved asset quality and the completion and sale of a number of foreclosures during 2004. There were no additions to the provision for loan losses made during 2004.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Allowance at beginning of period	$1,810	$1,994	$1,856	$1,749	$1,935
Provision for loan losses	—	45	231	80	72
Less: Charge offs:					
Real estate loans	—	265	112	28	280
Commercial business loans	51	—	—	—	—
Consumer loans	5	2	5	3	1
Total charge-offs	56	267	117	31	281
Plus: Recoveries:					
Real estate loans	43	38	23	57	23
Commercial business loans	—	—	—	—	—
Consumer loans	32	—	1	1	—
Total recoveries	75	38	24	58	23
Net charge-offs (recoveries)	(19)	229	93	(27)	258
Allowance at end of period	$1,829	$1,810	$1,994	$1,856	$1,749
Allowance to nonperforming loans	306.88%	199.78%	162.91%	144.66%	171.14%
Allowance to total loans outstanding at the end of the period	0.89%	0.99%	1.19%	1.16%	1.18%
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)%	0.13%	0.05%	(0.02)%	0.18%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,								
	2004			2003			2002		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)								
One- to four-family	$ 864	47.25%	64.75%	$ 927	51.22%	70.98%	$1,566	78.54%	77.85%
Construction	142	7.76	8.40	185	10.22	7.62	100	5.02	4.06
Multi-family and commercial real estate	374	20.45	10.84	321	17.73	7.71	148	7.42	6.06
Commercial business	50	2.73	2.40	92	5.08	2.29	59	2.96	1.00
Consumer loans	302	16.51	13.61	232	12.82	11.40	78	3.91	11.03
Unallocated	97	5.30	—	53	2.93	—	43	2.16	—
Total allowance for loan losses	$1,829	100.00%	100.00%	$1,810	100.00%	100.00%	$1,994	100.00%	100.00%

	At December 31,					
	2001			2000		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
	(Dollars in thousands)					
One- to four-family	$1,633	87.98%	78.07%	$1,586	90.68%	82.41%
Construction	44	2.37	4.03	15	0.86	3.19
Multi-family and commercial real estate	37	1.99	4.43	14	0.80	1.74
Commercial business	4	0.22	0.54	3	0.17	0.35
Consumer loans	83	4.47	12.93	62	3.54	12.31
Unallocated	55	2.96	—	69	3.95	—
Total allowance for loan losses	$1,856	100.00%	100.00%	$1,749	100.00%	100.00%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

Nonperforming assets totaled $664,000, or 0.25% of total assets, at December 31, 2004, which was a decrease of $450,000, or 40.4%, from December 31, 2003. Nonaccrual loans accounted for 89.8% of the total nonperforming assets at December 31, 2004. At December 31, 2004, $74,000 of the allowance for loan losses was related to nonaccrual real estate loans.

Nonperforming assets totaled $1.1 million, or 0.5% of total assets, at December 31, 2003, which was a decrease of $218,000, or 16.4%, from $1.3 million, or 0.6% of total assets, at December 31, 2002. Nonaccrual loans accounted for 81.3% of the total nonperforming assets at December 31, 2003 and 91.8% of nonperforming assets at December 31, 2002. At December 31, 2003, $98,000 of the allowance for loan losses was related to nonaccrual real estate loans. At December 31, 2002, $294,000 of the allowance for loan losses was related to nonaccrual real estate loans.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified. Other loans are evaluated for impairment on an individual basis. At December 31, 2004, no loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

	At December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Nonaccrual loans:					
One- to four-family	$ 474	$ 500	$1,041	$1,217	$ 985
Multi-family and commercial real estate	119	315	117	—	—
Commercial business	3	15	—	—	—
Consumer	—	76	66	66	37
Total	596	906	1,224	1,283	1,022
Foreclosed real estate	68	208	108	160	136
Total nonperforming assets	$ 664	$1,114	$1,332	$1,443	$1,158
Total nonperforming loans to total loans	0.29%	0.50%	0.73%	0.80%	0.69%
Total nonperforming loans to total assets	0.22%	0.37%	0.54%	0.64%	0.58%
Total nonperforming assets to total assets	0.25%	0.46%	0.58%	0.72%	0.65%

Other than disclosed above, there are no other loans at December 31, 2004 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2004 and December 31, 2003 had nonaccruing loans been current according to their original terms amounted to $44,600 and $50,100, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2004 and December 31, 2003 amounted to $20,000 and $32,600, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful, we must establish a general allowance for loan losses. If we classify an asset as loss, we must charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At December 31, 2004	2003
	(In thousands)	
Special mention assets	$3,022	$1,020
Substandard assets	2,058	2,745
Doubtful assets	—	23
Loss assets	—	—
Total classified assets	$5,080	$3,788

Special mention assets at December 31, 2004 and December 31, 2003 did not include any nonaccrual loans. Substandard assets at December 31, 2004 and December 31, 2003 included nonaccrual loans of $581,000 and $883,000, respectively. All doubtful assets at December 31, 2004 and December 31, 2003 were nonaccrual loans and all loss assets at December 31, 2004 were nonaccrual loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolios at the dates indicated.

	At December 31,					
	2004		2003		2002	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
One- to four-family	$ 2,017	$581	$ 999	$670	$ 931	$715
Multi-family and commercial real estate	510	150	272	62	—	—
Commercial business	64	15	20	—	—	—
Consumer loans	135	12	61	75	138	40
Total	$2,726	$758	$1,352	$807	$1,069	$755

Securities. Our securities portfolio consists primarily of U.S. Government and agency obligations as well as mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less. Securities decreased by $2.5 million in the year ended December 31, 2004 primarily due to the sale of $9.3 million of securities with a weighted average rate of 3.56%. This was partially offset by the purchase of new securities using proceeds from the stock offering. Securities increased by $4.8 million during 2003 as a result of funds generated due to deposit inflows exceeding loan demand and due to the sale of fixed-rate mortgages. All of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac. In addition, our securities portfolio includes interest-bearing balances (certificates of deposits) at other institutions. The interest-bearing balances are all held-to-maturity and all mature within five years.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

	At December 31,					
	2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:						
U.S. Government and agency obligations	$15,072	$15,210	$22,861	$23,356	$19,912	$20,876
Mortgage-backed securities	12,249	12,092	7,865	7,748	2,482	2,512
Collateralized mortgage obligations	3,812	3,794	6,031	6,062	9,044	9,124
Held-to-maturity securities:						
U.S. Government and agency obligations	703	708	706	722	699	730
Interest-bearing balances	4,465	4,465	855	855	665	665
Collateralized mortgage obligations	—	—	—	—	—	—
Total	$36,301	$36,269	$38,318	$38,743	$32,802	$33,907

At December 31, 2004, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the maturities and weighted average yields of securities at December 31, 2004. Certain mortgage-backed securities and collateralized mortgage obligations have adjustable interest rates and reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2004, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $13.5 million.

	Less Than One Year		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
					(Dollars in thousands)					
Available-for-sale securities:										
U.S. Government and agency obligations	$3,277	5.35%	$10,952	4.05%	$ 981	5.25%	$ —	—%	$15,210	4.41%
Mortgage-backed securities	—	—	—	—	2,270	3.59	9,822	4.19	12,092	4.10
Collateralized mortgage obligations	—	—	—	—	—	—	3,794	3.56	3,794	3.56
Total available-for-sale securities	3,277	5.35	10,952	4.05	3,251	4.16	13,616	4.01	31,096	4.18
Held-to-maturity securities:										
U.S. Government and agency obligations	151	1.80	552	3.95	—	—	—	—	703	3.49
Interest-bearing balances	760	1.94	3,705	2.64	—	—	—	—	4,465	2.52
Total held-to-maturity securities	911	1.92	4,257	2.81	—	—	—	—	5,168	2.65
Total	$4,188	4.60%	$15,209	3.70%	$3,251	4.16%	$13,616	4.01%	$36,264	3.96%

Bank Owned Life Insurance. During 2003, we purchased life insurance policies on certain key executives. We record bank owned life insurance as an asset at the lower of its cash surrender value or the amount that can be realized.

Deposits. Our primary source of funds are retail deposit accounts held primarily by individuals and businesses within our market area. The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts and money market savings accounts. At December 31, 2004, we had no brokered deposits. Total deposits increased $9.9 million or 5.4% in the year ended December 31, 2004. During that time period, certificate accounts decreased 5.8%, regular savings accounts increased by 9.3%, checking and NOW accounts increased by 13.1% and money market deposit accounts increased by 28.2%. These increases in our deposit accounts, primarily core deposit accounts, are primarily due to sales efforts throughout our branch system, advertising and competitive interest rates.

The following table sets forth the balances of our deposit products at the date indicated.

	At December 31,		
	2004	2003	2002
	(In thousands)		
Certificate accounts	$ 81,200	$ 86,192	$ 89,283
Regular savings accounts	43,941	40,185	36,835
Checking and NOW accounts	37,003	32,723	28,346
Money market savings accounts	31,222	24,355	18,767
Total	$193,366	$183,455	$173,231

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2004. Jumbo certificate accounts require minimum deposits of $100,000.

Maturity Period	Certificate Accounts
	(In thousands)
Three months or less	$ 2,229
Over three through six months	2,518
Over six through twelve months	4,013
Over twelve months	7,884
Total	$16,644

The following table sets forth the certificate accounts classified by rates at the dates indicated.

	At December 31,		
	2004	2003	2002
	(In thousands)		
0.00 - 0.99%	$13,094	$15,170	$ —
1.00 - 1.99	31,371	34,215	25,103
2.00 - 2.99	14,704	14,026	28,029
3.00 - 3.99	14,228	12,953	10,705
4.00 - 4.99	6,884	8,546	15,749
5.00 - 5.99	919	1,282	4,830
6.00 - 6.99	—	—	4,867
Total	$81,200	$86,192	$89,283

The following table sets forth the amount and maturities of certificate accounts at December 31, 2004.

	Amount Due						
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three to Four Years	More Than Four Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
0.00 - 0.99%	$13,027	$ 67	$ —	$ —	$ —	$13,094	16.13%
1.00 - 1.99	27,634	3,507	230	—	—	31,371	38.63
2.00 - 2.99	4,812	7,474	1,443	975	—	14,704	18.11
3.00 - 3.99	1,908	300	1,883	6,837	3,300	14,228	17.52
4.00 - 4.99	1,079	1,893	3,251	579	82	6,884	8.48
5.00 - 5.99	919	—	—	—	—	919	1.13
Total	$49,379	$13,241	$6,807	$8,391	$3,382	$81,200	100.00%

The following table sets forth the savings activity for the periods indicated.

	Year Ended December 31,		
	2004	2003	2002
	(In thousands)		
Beginning balance	$183,455	$173,231	$156,662
Increase before interest credited	7,654	7,376	12,655
Interest credited	2,257	2,848	3,914
Net increase in savings deposits	9,911	10,224	16,569
Ending balance	$193,366	$183,455	$173,231

Borrowings. We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates. In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs. At December 31, 2004, we had the ability to borrow a total of $2.0 million from a correspondent bank, none of which was borrowed at such date.

The following table presents certain information regarding our Federal Home Loan Bank advances during the periods and at the dates indicated.

	Year Ended December 31,		
	2004	2003	2002
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$34,643	$34,990	$31,119
Average advances outstanding during the period	27,379	27,765	24,376
Weighted average interest rate during the period	4.59%	5.02%	5.68%
Balance outstanding at end of period	$15,826	$34,990	$31,119
Weighted average interest rate at end of period	4.42%	4.37%	4.65%

Capital. Total capital increased by $30.4 million, or 143.4%, to $51.6 million at December 31, 2004 from $21.2 million at December 31, 2003. Total capital increased $1.4 million, or 6.9%, to $21.2 million at December 31, 2002 from $19.9 million at December 31, 2002. Our average equity to average assets ratio was 11.43% at December 31, 2004 compared to 9.02% at December 31, 2003 and 8.86% at December 31, 2002. Total capital has increased since December 31, 2002 primarily due to our net income in the 2002 and 2003 periods. The minority stock issuance was the primary reason for the increase in 2004, along with net income.

Comparison of Operating Results for the Years Ended December 31, 2004, 2003 and 2002

Overview.

	2004	2003	2002	% Change 2004/2003	% Change 2003/2002
	(Dollars in thousands)				
Net income	$ 415	$1,806	$1,920	(77.02)%	(5.94)%
Return on average assets	0.16%	0.77%	0.91%	(79.22)	(15.38)
Return on average equity	1.41%	8.59%	10.23%	(83.59)	(16.03)

2004 v. 2003. Net income decreased primarily due to an increase in noninterest expense. The increase in noninterest expense was primarily the result of a charitable contribution expense of $1.5 million to establish the Naugatuck Valley Savings and Loan Foundation and a prepayment fee of $498,000 paid to the Federal Home Loan Bank of Boston for the early payoff of $9.6 million in advances.

2003 v. 2002. Net income decreased primarily due to an increase in noninterest expense, partially offset by an increase in net interest income and noninterest income. Noninterest expense increased primarily as a result of higher compensation, taxes and benefits expense.

Net Interest Income.

2004 v. 2003. Net interest income increased $751,000, or 8.9%, to $9.2 million for 2004. This increase in net interest income for 2004 can be attributed primarily to a lower cost of funds along with higher balances of interest earning assets.

Interest and dividend income for 2004 was $12.7 million, compared to $12.6 million for 2003, an increase of $69,000, or 0.55%. This increase is attributable to an increase in average interest-earning assets of $19.2 million, or 8.8%, from $218.5 million in 2003 to $237.7 million in 2004, partially offset by a 44 basis point decrease in the average yield from 5.79% to 5.35%. The increase in the average balance was primarily in the loan portfolio.

Interest expense for 2004 was $3.6 million compared to $4.2 million for 2003, a decrease of $682,000 or 16.1%. This decrease resulted from a 41 basis point decrease in the rates paid on interest-bearing liabilities to 1.60% in 2004 from 2.01% in 2003 due to a decline in market interest rates, partially offset by an increase in the average balance of interest-bearing liabilities of $11.5 million, or 5.5%, to $222.3 million in 2004 from $210.8 in 2003. The increase in the average interest-bearing liabilities was due to increases in regular savings, checking and money market savings accounts.

2003 v. 2002. Net interest income increased $524,000, or 6.7%, to $8.4 million for 2003. The increase in net interest income for 2003 was primarily attributable to a higher volume of interest-earning assets and a decrease in the cost of funds.

Total interest and dividend income for 2003 was $12.6 million, compared to $13.2 million for 2002, a decrease of $534,000, or 4.1%. Substantially all of the decrease in interest income resulted from a decrease in the average yield on interest-earning assets of 74 basis points from 6.53% to 5.79% due primarily to a decline in market interest rates. The effect of the lower rate environment on interest and dividend income was partially offset by an increase in average interest-earning assets of $16.6 million, or 8.2%, from $202.0 million in 2002 to $218.5 million in 2003. The increase in the average balance primarily occurred in investment securities.

Interest expense for 2003 was $4.2 million compared to $5.3 million for 2002, a decrease of $1.1 million, or 20.0%. This decrease resulted from a 75 basis point decrease in the rate paid on interest-bearing liabilities to 2.01% in 2003 from 2.76% in 2002 due to a decline in market interest rates, partially offset by a 9.8% increase in the average balance of interest-bearing liabilities of $18.9 million to $210.8 million in 2003 from $191.9 million in 2002. The increase in the average interest-bearing liabilities was due to increases in regular savings, checking and money market savings accounts and in advances from the Federal Home Loan Bank.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. We did not hold any non-taxable investment securities during any of the periods presented in the table.

	2004			2003			2002		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$190,713	$11,240	5.89%	$171,796	$11,052	6.43%	$169,396	$11,841	6.99%
Fed Funds sold	11,703	174	1.49	6,024	64	1.06	3,549	56	1.58
Investment securities	33,330	1,245	3.74	39,150	1,480	3.78	27,606	1,230	4.46
Federal Home Loan Bank stock	1,950	54	2.77	1,562	48	3.07	1,404	51	3.63
Total interest-earning assets	237,696	12,713	5.35	218,532	12,644	5.79	201,955	13,178	6.53
Noninterest-earning assets	19,731			14,534			9,852		
Total assets	$257,427			$233,066			$211,807		
Interest-bearing liabilities:									
Certificate accounts	$ 84,890	$ 1,784	2.10	$ 89,938	$ 2,315	2.57	$ 89,205	$ 3,185	3.57
Regular savings accounts	44,909	209	0.47	40,905	229	0.56	37,412	381	1.02
Checking and NOW accounts	37,620	49	0.13	30,544	81	0.27	25,887	99	0.38
Money market savings accounts	27,547	261	0.95	21,599	223	1.03	15,099	249	1.65
Total interest-bearing deposits	194,966	2,303	1.18	182,986	2,848	1.56	167,603	3,914	2.34
FHLB advances	27,379	1,256	4.59	27,765	1,393	5.02	24,376	1,385	5.68
Total interest-bearing liabilities	222,345	3,559	1.60	210,751	4,241	2.01	191,979	5,299	2.76
Noninterest-bearing liabilities	5,649			1,285			1,064		
Total liabilities	227,994			212,036			193,043		
Capital	29,433			21,030			18,764		
Total liabilities and capital	$257,427			$233,066			$211,807		
Net interest income		$ 9,154			$ 8,403			$ 7,879	
Interest rate spread			3.75%			3.77%			3.77%
Net interest margin			3.85%			3.85%			3.90%
Average interest-earning assets to average interest-bearing liabilities			106.90%			103.69%			105.20%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The net column represents the sum of the prior columns.

	2004 Compared to 2003			2003 Compared to 2002		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Loans	$789	$ (601)	$188	$171	$ (960)	$ (789)
Fed Funds sold	77	33	110	15	(7)	8
Investment securities	(218)	(17)	(235)	392	(142)	250
Federal Home Loan Bank stock	10	(4)	6	8	(11)	(3)
Total interest income	658	(589)	69	586	(1,120)	(534)
Interest expense:						
Certificate accounts	(124)	(407)	(531)	26	(896)	(870)
Regular savings accounts	28	(48)	(20)	40	(192)	(152)
Checking and NOW accounts	27	(59)	(32)	9	(27)	(18)
Money market savings accounts	54	(16)	38	(198)	172	(26)
Total deposit expense	(16)	(529)	(545)	(123)	(943)	(1,066)
FHLBB advances	(19)	(118)	(137)	50	(42)	8
Total interest expense	(35)	(647)	(682)	(72)	(986)	(1,058)
Net interest income	$693	$ 58	$ 751	$658	$ (134)	$ 524

Provision for Loan Losses.

2004 v. 2003. In 2004, no provision was made to the allowance for loan losses. During 2004 there was a decrease in nonperforming loans and assets as well as improved asset quality ratios. Although no provision for loan losses was made in 2004, there was an increase in the allowance due to net recoveries. As a result there was an increase in the ratio of the allowance to nonperforming loans.

2003 v. 2002. The provision for loan losses in 2003 was $45,000 compared to $231,000 in 2002. During 2003, management determined to reduce the provision for loan losses based on the decrease in nonperforming loans and improved asset quality ratios. As a result of the decrease in nonperforming loans, and despite the decrease in the provision for loan losses, the percentage of the allowance for loan losses to nonperforming loans increased.

An analysis of the changes in the allowance for loan losses is presented under *"–Allowance for Loan Losses and Asset Quality."*

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2004 to 2003 and from 2003 to 2002.

	2004	2003	2002	% Change 2004/2003	% Change 2003/2002
	(Dollars in thousands)				
Loan fees and service charges	$ 872	$ 851	$793	2.47%	7.31%
Income from bank owned life insurance	201	133	—	51.13	N/A
Gain on sale of mortgages	5	14	100	(64.29)	(86.00)
Gain on sale of investments	(156)	1	3	(15,700.00)	(66.67)
Income from investment advisory services, net	93	45	—	106.67	N/A
Other income	63	71	76	(11.27)	(6.58)
Total	$1,078	$1,115	$972	3.32%	14.71%

2004 v. 2003. Income from investment advisory services totaled $93,000 for the year ended December 31, 2004 compared to $45,000 for the year ended December 31, 2003. Income from bank owned life insurance increased to $201,000 for the year ended December 31, 2004, up from $133,000 for the year ended December 31, 2003. The overall decrease of 3.32% in non-interest income for the year ended December 31, 2004 was primarily due to the $156,000 loss on the sale of investments.

2003 v. 2002. During the third quarter of 2003, we began offering investment advisory services through a third party broker-dealer and purchased life insurance policies, from which we derive income, on certain key executives.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2004 to 2003 and from 2003 to 2002.

	2004	2003	2002	% Change 2004/2003	% Change 2003/2002
	(Dollars in thousands)				
Compensation, taxes and benefits	$4,636	$4,024	$3,304	15.21%	21.79%
Charitable contributions	1,587	50	44	3074.00	13.64
Office occupancy	1,078	1,041	877	3.55	18.70
Computer processing	547	507	446	7.89	13.68
Prepayment fee on Federal Home Loan Bank advances	498	—	—	N/A	N/A
Advertising	318	240	183	32.50	31.15
Professional fees	272	143	113	90.21	26.55
Office supplies	190	201	155	(5.47)	29.68
(Gain) Loss on foreclosed real estate, net	(57)	2	51	(2950.00)	(96.08)
Other expenses	734	637	647	15.23	(1.55)
Total	$9,803	$6,845	$5,820	43.21%	17.61%

Other expenses for all periods includes, among other items, rental expense, insurance and postage.

2004 v. 2003. Compensation, taxes and benefits increased due to salary increases, benefits increases and additional compensation related to new employees and resulting payroll taxes. The increase in employees is the result of additional back-office staff and new employees to staff the office in Seymour. Charitable contributions increased in 2004 due to the formation and funding of the Naugatuck Valley Savings and Loan Foundation. The increase in professional fees is primarily the result of increases in legal, consulting and accounting services associated with the new holding company structure.

2003 v. 2002. Compensation taxes and benefits increased due to salary increases, benefits increases and additional compensation related to new employees and resulting payroll taxes. The increase in employees is primarily the result of the opening of the Derby branch office. As we continue to pursue branch expansion opportunities, we expect to hire additional employees resulting in an increase in compensation, taxes and benefits in future periods. Office occupancy and computer processing increased primarily as a result of the opening of the Derby branch office.

Income Taxes

2004 v. 2003. Income taxes decreased due to a lower level of taxable income primarily due to the charitable contribution resulting from the formation and funding of Naugatuck Valley Savings and Loan Foundation, an increase in non-taxable income, and deferred tax benefits related to tax bad debt reserves. The effective tax rate for 2004 was 3.3% compared to 31.3% for 2003.

2003 v. 2002. Income taxes decreased due to a lower level of taxable income. The effective tax rate for 2003 was 31.3% compared to 31.4% for 2002.

Market Risk Analysis

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years. Beginning in 2002, we began selling a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals. Mortgage loan sales totaled $1.9 million in 2004. Generally, loans are sold without recourse and with servicing retained. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk. We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 100 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2004 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value $ Amount	$ Change	% Change	Net Portfolio Value as % of Present Value of Assets NPV Ratio	Change
	(Dollars in thousands)				
300 bp	41,074	(9,625)	(19)%	16.16%	(2.71)%
200	44,698	(6,001)	(12)%	17.23%	(1.64)%
100	48,148	(2,551)	(5)%	18.21%	(0.66)%
0	50,699	-	-	18.87%	-
(100)	50,736	37	0%	18.75%	(0.12)%

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of investment securities and advances from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Each quarter we project liquidity availability and demands on this liquidity for the next 90 days. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits, Federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2004, December 31, 2003 and December 31, 2002, cash and cash equivalents totaled $7.6 million, $9.8 million and $18.1 million, respectively, including Federal funds of $23,000, $5.0 million and $13.1 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $31.1 million, $37.2 million and $32.5 million at December 31, 2004, December 31, 2003 and December 31, 2002, respectively. At December 31, 2004, December 31, 2003 and December 31, 2002, we had the ability to borrow a total of $95.9 million, $97.1 million and $93.8 million, respectively, from the Federal Home Loan Bank of Boston, of which $15.8 million, $35.0 million and $31.1 million was outstanding, respectively. At December 31, 2004, December 31, 2003 and December 31, 2002, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for all periods. We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates. In addition, at December 31, 2004, December 31, 2003 and December 31, 2002, we had ability to borrow $2.0 million from a correspondent bank for all periods. We had no advances outstanding on this line on these dates.

At December 31, 2004, we had $14.3 million in unused line availability on home equity lines of credit, $1.5 million in unadvanced commercial lines, $2.7 million in mortgage commitments, $2.0 million in commercial mortgage loan commitments, $14.5 million in unadvanced construction mortgage commitments, $2.2 million in letters of credit, and $113,000 in overdraft line of credit availability. Certificates of deposit due within one year of December 31, 2004 totaled $49.4 million, or 25.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2005. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Historically, we have remained highly liquid, with our liquidity position increasing substantially over the past two fiscal years. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below, the estimated costs of our branch expansion plans and increases in loan demand can be met by our currently available liquid assets and cash flows. If loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of Boston. We expect that our currently available liquid assets and our ability to borrow from the Federal Home Loan Bank of Boston would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity. We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material decrease in liquidity.

The following table presents certain of our contractual obligations at December 31, 2004.

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
	(In thousands)				
Long-term debt obligations	$15,826	$3,724	$6,167	$3,302	$2,633
Operating lease obligations	2,105	192	324	305	1,284
Total	$17,931	$3,916	$6,491	$3,607	$3,917

Our primary investing activities are the origination of loans and the purchase of securities. For the year ended December 31, 2004 we originated $83.8 million of loans and purchased $24.4 million of securities. During this period we also paid off $19.2 million in Federal Home Loan Bank advances. In 2003, we originated $101.0 million of loans and purchased $20.5 million of securities. In 2002, we originated $64.3 million of loans and purchased $20.8 million of securities. During the year ended December 31, 2004, these activities were funded primarily by the net proceeds from the stock issuance of $31.6 million, proceeds from sales and maturities of available-for-sale securities of $26.2 million, an increase of deposits of $9.9 million and proceeds from the sale of loans of $1.9 million. During 2003, these activities were funded primarily by the proceeds from maturities of available-for-sale securities of $14.4 million, advances from the Federal Home Loan Bank of Boston of $13.9 million, an increase of deposits of $10.2 million, proceeds from the sale of loans of $8.9 million and uninvested cash and cash equivalents of $8.0 million. During 2002, these activities were funded primarily by an increase of deposits of $16.6 million, advances from the Federal Home Loan Bank of Boston of $12.8 million, the proceeds from maturities of available-for-sale securities of $8.4 million and the proceeds from the sale of loans of $7.1 million.

Historically, our investment portfolio has been funded by excess liquidity when deposit inflows exceed loan demand. When we have not had such excess liquidity, we have not borrowed from the Federal Home Loan Bank of Boston to supplement our investment portfolio.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $9.9 million, $10.2 million and $16.6 million for the year ended December 31, 2004, 2003 and 2002, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. We experienced a decrease in Federal Home Loan Bank advances of $19.1 million for the year ended December 31, 2004 and increases in Federal Home Loan Bank advances of $3.9 million and $7.7 million for the years ended December 31, 2003 and 2002. During 2004, $9.6 million of advances with an average rate of 5.29% were prepaid in an effort to reduce the cost of funds. The increases in deposit accounts and Federal Home Loan Bank advances primarily fund our investing and lending activities.

We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2004, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See note 13 of the notes to the financial statements in this annual report.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans, commercial letters of credit and commitments to sell loans. See note 15 of the notes to the financial statements in this annual report.

For the years ended December 31, 2004, 2003 and 2002, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires a guarantor entity at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, Interpretation No. 45 elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such a standby letters of credit. We did not have financial letters of credit at December 31, 2004 and December 31, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. Interpretation No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. On December 17, 2003, the Financial Accounting Standards Board revised Interpretation No. 46 and deferred the effective date of Interpretation No. 46 to no later than the end of the first reporting period that ends after March 15, 2004. For special-purpose entities, however, Interpretation No. 46 would be required to be applied as of December 31, 2003. We have not established any variable interest entities. The adoption of Interpretation No. 46 and Interpretation No. 46R did not have a material effect on our financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the Financial Accounting Standards Board on certain Financial Accounting Standards Board Staff Implementation Issues that, while inconsistent with Statement 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest rate swap agreement that includes an embedded option and amends other pronouncements. The guidance in Statement 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date, except for the following: guidance incorporated from FASB Staff Implementation Issues that was effective for periods beginning before June 15, 2003 should continue to be applied according to the effective dates in those issues; and guidance relating to forward purchase and sale agreements involving "when-issued" securities should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of Statement of Financial Accounting Standards No.149 did not have a material effect on our financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. Statement of Financial Accounting Standards No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks. Statement of Financial Accounting Standards No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to Naugatuck Valley Savings and Loan). The adoption of Statement of Financial Accounting Standards No. 150 did not have a material effect on our financial statements.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132(R), "Employer's Disclosures About Pensions and Other Postretirement Benefits". Statement No. 132(R) replaces the original Statement No. 132 and revises employers' disclosures about pension plans and other postretirement benefit plans to require more information about the economic resources and obligations of such plans. Statement No. 132(R) amends the disclosure requirements of Statements Nos. 87, 88, and 106, however the measurement and recognition guidance is not affected. The adoption of Statement 132(R) did not have a material effect on our financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123(R), "Share-Based Payment", that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. That cost will be measured based on the grant-date fair value of equity or liability instruments issued. Statement 123(R) replaces Statement No. 123, "Accounting for Stock-Based Compensation", and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company will adopt Statement No. 123(R) as of July 1, 2005 (its effective date). The Company does not currently provide share-based compensation awards to its employees, and believes its adoption will not have a material effect on the financial statements.

Effect of Inflation and Changing Prices

We have prepared the financial statements and related financial data presented in this report in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

SNYDER & HALLER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To The Board of Directors
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the "Company") and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in capital accounts, and cash flows for the each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Hartford, Connecticut
January 28, 2005

Snyder & Haller P.C.

30 Atwood Street • Hartford • Connecticut • 06105-1801 • 860 249-3900 • 860 247-8071 FAX

Naugatuck Valley Financial Corporation

Consolidated Statements of Financial Condition

(Dollars in thousands)

	December 31, 2004	December 31, 2003
ASSETS		
Cash and due from depository institutions	$ 7,552	$ 4,752
Investment in federal funds	23	5,023
Investment securities	36,264	38,727
Loans receivable, net	203,820	180,378
Accrued income receivable	1,077	1,071
Foreclosed real estate, net	68	208
Premises and equipment, net	7,765	6,119
Deferred income taxes	1,042	427
Bank owned life insurance asset	4,934	4,734
Federal Home Loan Bank stock	2,180	1,757
Other assets	724	760
Total assets	$ 265,449	$ 243,956
LIABILITIES AND CAPITAL ACCOUNTS		
Liabilities		
Deposits	$ 193,366	$ 183,455
Advances from Federal Home Loan Bank	15,826	34,990
Mortgagors' escrow accounts	3,058	2,634
Other liabilities	1,628	1,660
Total liabilities	213,878	222,739
Commitments and contingencies		
Capital accounts		
Common stock, $.01 par value; 25,000,000 shares authorized; 7,604,375 shares issued and outstanding	76	-
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	-	-
Paid-in capital	33,089	-
Retained earnings	21,362	20,947
Unearned ESOP shares (293,180 shares)	(2,932)	-
Accumulated other comprehensive income (loss)	(24)	270
Total capital accounts	51,571	21,217
Total liabilities and capital accounts	$ 265,449	$ 243,956

See notes to consolidated financial statements.

Naugatuck Valley Financial Corporation

Consolidated Statements of Income

(Dollars in thousands)

	For the Years Ended December 31, 2004	2003	2002
Interest and dividend income			
Interest on loans	$ 11,240	$ 11,052	$ 11,841
Interest and dividends on investments and deposits	1,473	1,592	1,337
Total interest income	12,713	12,644	13,178
Interest expense			
Interest on deposits	2,303	2,848	3,914
Interest on borrowed funds	1,256	1,393	1,385
Total interest expense	3,559	4,241	5,299
Net interest income	9,154	8,403	7,879
Provision for loan losses	-	45	231
Net interest income after provision for loan losses	9,154	8,358	7,648
Noninterest income			
Loan fees and service charges	872	851	793
Income from bank owned life insurance	201	133	-
Gain on sale of mortgages	5	14	100
(Loss) gain on sale of investments	(156)	1	3
Income from investment advisory services, net	93	45	-
Other income	63	71	76
Total noninterest income	1,078	1,115	972
Noninterest expense			
Compensation, taxes and benefits	4,636	4,024	3,304
Contributions	1,587	50	44
Office occupancy	1,078	1,041	877
Prepayment fee on Federal Home Loan Bank advances	498	-	-
Computer processing	547	507	446
Advertising	318	240	183
Professional fees	272	143	113
Office supplies	190	201	155
(Gain) loss on foreclosed real estate, net	(57)	2	51
Other expenses	734	637	647
Total noninterest expense	9,803	6,845	5,820
Income before provision for income taxes	429	2,628	2,800
Provision for income taxes	14	822	880
Net income	$ 415	$ 1,806	$ 1,920
Basic earnings per share	N/M	N/A	N/A

See notes to consolidated financial statements.

Naugatuck Valley Financial Corporation

Consolidated Statements of Changes in Capital Accounts

(Dollars in thousands)

	Common Stock	
	Shares	Amount
Balance at December 31, 2002	-	$ -
Comprehensive income:		
Net income	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect		
Comprehensive income	-	-
Balance at December 31, 2003	-	-
Issuance of 7,604,375 shares of common stock related to initial public offering, net of costs	7,604,375	76
298,091 shares of common stock acquired by ESOP	-	-
ESOP shares released	-	-
Comprehensive income:		
Net income	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect		
Comprehensive income	-	-
Balance at December 31, 2004	7,604,375	$ 76

See notes to consolidated financial statements.

Paid-in Capital	Retained Earnings	Unearned ESOP Shares: Shares	Unearned ESOP Shares: Amount	Accumulated Other Comprehensive Income (Loss)	Total Capital Accounts
$ -	$ 19,141	-	$ -	$ 709	$ 19,850
-	1,806	-	-	-	
				(439)	
-	-	-	-		1,367
-	20,947	-	-	270	21,217
33,085	-	-	-	-	33,161
-	-	(298,091)	(2,981)	-	(2,981)
4	-	4,911	49	-	53
-	415	-	-	-	
				(294)	
-	-	-	-		121
$ 33,089	$ 21,362	(293,180)	$ (2,932)	$ (24)	$ 51,571

See notes to consolidated financial statements.

Naugatuck Valley Financial Corporation

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Years Ended December 31, 2004	2003	2002
Cash flows from operating activities			
Net income	$ 415	$ 1,806	$ 1,920
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for loan losses	-	45	231
Contribution of common stock to charitable foundation	1,519	-	-
Depreciation and amortization expense	642	662	588
Provision for deferred tax (benefit)	(464)	171	(97)
Net gain on sale of real estate owned	(68)	(53)	(6)
Gain on sale of mortgages	(5)	(14)	(100)
Loans originated for sale	(1,930)	(8,851)	(6,971)
Proceeds from sale of loans	1,935	8,865	7,071
Loss (gain) on sale of investments	156	(1)	(3)
Increase in accrued income receivable	(5)	(27)	(14)
Increase (decrease) in deferred loan fees	73	(178)	(114)
Increase in bank owned life insurance asset	(201)	(133)	-
Decrease (increase) in other assets	2	(283)	(214)
(Decrease) increase in other liabilities	(33)	420	(86)
ESOP shares released	53	-	-
Net cash provided by operating activities	2,089	2,429	2,205
Cash flows from investing activities			
Proceeds from sales and maturities of available-for-sale securities	26,204	14,395	8,363
Proceeds from maturities of held-to-maturity securities	-	450	144
Purchase of available-for-sale securities	(20,830)	(19,838)	(20,091)
Purchase of held-to-maturity securities	(3,610)	(647)	(749)
Loan originations net of principal payments	(23,582)	(14,504)	(7,762)
Purchase of Federal Home Loan Bank stock	(423)	(196)	(225)
Proceeds from the sale of foreclosed real estate	277	258	113
Purchase of property and equipment	(2,157)	(497)	(1,110)
Purchase of bank owned life insurance asset	-	(4,600)	-
Net cash used by investing activities	(24,121)	(25,179)	(21,317)

See notes to consolidated financial statements.

	For the Years Ended December 31,		
	2004	2003	2002
Cash flows from financing activities			
Net change in time deposits	(4,992)	(3,091)	(416)
Net change in other deposit accounts	14,903	13,316	16,985
Advances from Federal Home Loan Bank	19,650	13,903	12,750
Repayment of Advances from Federal Home Loan Bank	(38,814)	(10,032)	(5,003)
Net change in mortgagors' escrow accounts	424	271	311
Proceeds from issuance of common stock	32,601	-	-
Cost of issuance of common stock	(959)	-	-
Payments to acquire common stock for ESOP	(2,981)	-	-
Net cash provided by financing activities	19,832	14,367	24,627
(Decrease) Increase in cash and cash equivalents	(2,200)	(8,383)	5,515
Cash and cash equivalents at beginning of year	9,775	18,158	12,643
Cash and cash equivalents at end of year	$ 7,575	$ 9,775	$ 18,158
Supplemental disclosures			
Non-cash investing activities:			
Transfer of loans to foreclosed real estate	$ 67	$ 305	$ 55
Cash paid during the year for:			
Interest	$ 3,562	$ 4,243	$ 5,298
Income taxes	454	701	931

See notes to consolidated financial statements.

Naugatuck Valley Financial Corporation

Notes to Consolidated Financial Statements

1. Nature of Operations

Naugatuck Valley Financial Corporation (the "Company") is a federally chartered holding company formed on September 30, 2004 for the purpose of acquiring all of the common stock of the Naugatuck Valley Savings and Loan (the "Bank") concurrent with its reorganization from a mutual savings institution to the mutual holding company form of organization. The reorganization was consummated on September 30, 2004. In connection with the reorganization, the Company sold 3,269,881 shares of its common stock, par value $.01 per share, in a subscription offering and issued 4,182,407 shares to Naugatuck Valley Mutual Holding Company, raising approximately $31.7 million, net of costs. Approximately $15.9 million of the proceeds were contributed to the Bank. The Company is a majority owned subsidiary of Naugatuck Valley Mutual Holding Company, a federally chartered mutual holding company.

In addition, at the time of the reorganization, the Company contributed 152,087 shares of its stock to the Naugatuck Valley Savings and Loan Foundation. The foundation is a 501(c)(3) organization formed by the Company to support charitable activities within its community.

Originally organized in 1922, the Bank is a federally charted stock savings bank which is headquartered in Naugatuck, Connecticut. The Bank provides a full range of personal banking services to individual and small business customers located primarily in the Naugatuck Valley and the immediate surrounding vicinity. It is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of various federal agencies and undergoes periodic examinations by those regulatory authorities.

The Bank owns the Naugatuck Valley Mortgage Servicing Corporation, which qualifies and operates as a Connecticut passive investment company pursuant to legislation.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles in the United States of America and to general practices within the thrift industry. Such policies have been followed on a consistent basis. The significant accounting policies of the Company are summarized below.

Use of estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and income and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the reserve for losses on loans and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiary, Naugatuck Valley Mortgage Servicing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment securities

Investments are accounted for in accordance with the intent of management at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity. These securities are carried at historical cost adjusted for the amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

Securities to be held for indefinite periods of time are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported as a separate component of capital net of estimated income taxes.

The Company has no securities held for trading.

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.

Loans receivable and allowance for loan losses

Loans receivable are stated at unpaid principal balance less loans in process, deferred loan fees, and allowances for loan losses.

Uncollected interest on loans receivable is accrued as earned based on rates applied to principal amounts outstanding. Recognition of income on the accrual basis is discontinued when there is sufficient question as to the collectibility of the interest. In these cases, the interest previously accrued to income is reversed, and the loans are placed on the cash basis.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

The allowance for loan losses is established by a provision charged to earnings and is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan or portion of a loan is considered uncollectible, it is charged against the allowance for loan losses. Recoveries of loans previously charged-off are credited to the allowance when collected.

Management makes regular evaluations of the loan portfolio to determine the adequacy of the level of the allowance for loan losses. Numerous factors are considered in the evaluation, including a review of certain borrowers' current financial status and credit standing, available collateral, loss experience in relation to outstanding loans, the overall loan portfolio quality, management's judgment regarding prevailing and anticipated economic conditions, and other relevant factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

2. Summary of Significant Accounting Policies – *(Continued)*

Loan sales and mortgage-servicing rights

Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices). There were no loans held for sale at December 31, 2004 and 2003. Gains or losses on the sale of loans are determined using the specific identification method.

The Bank sells residential mortgage loans with servicing rights retained. At the time of the sale, the Bank determines the value of the retained servicing rights, which represents the present value of the differential between the contractual servicing fee and adequate compensation, defined as the fee a sub-servicer would require to assume the role of servicer, after considering the estimated effects of prepayments. If material, a portion of the gain on the sale of the loan is recognized as due to the value of the servicing rights, and a servicing asset is recorded. The Bank has had no loan sales which have resulted in the recording of a servicing asset, due to the immaterial differential between the contractual servicing fee (25 basis points) and adequate compensation, as described above.

Foreclosed real estate

Real estate properties acquired through loan foreclosure and other partial or total satisfaction of problem loans are carried at the lower of fair value or the related loan balance at the date of foreclosure.

Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property subsequently exceeds its fair value less estimated disposal costs. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs in the carrying value and expenses incurred to maintain the properties are charged to expense.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method at rates based on estimated useful lives.

Expenditures for replacements or major improvements are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of premises and equipment, the cost and accumulated depreciation are removed from their respective accounts and any gain or loss is included in income.

Bank owned life insurance asset

The cash surrender value of bank owned life insurance relates to policies on employees of the Bank for which the Bank is the beneficiary. Increases in cash surrender value are included in non-interest income in the consolidated income statements.

Income from investment advisory services, net

In conjunction with a third party, an employee of the Bank is licensed to sell non-deposit investment products, including mutual funds, annuities and other insurance products. The Bank records, as non-interest income, revenues earned from product sales in accordance with the terms of revenue sharing agreements with the third party, net of certain marketing and other expenses shared with the third party. The Bank currently employs the individual authorized to sell these products and pays most of the direct costs related to the sales activities. These costs are charged to expense as incurred, and are classified primarily in compensation and benefits expense.

Income taxes

The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences.

Earnings per share

When presented, basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Because the formation of the Company was completed on September 30, 2004, per share earnings data is not meaningful for 2004. The Company did not have any shares outstanding in 2003 or 2002.

Computation of fair values

The calculation of fair value estimates of financial instruments is dependent upon certain subjective assumptions and involves significant uncertainties. Changes in assumptions could significantly affect the estimates. These estimates do not reflect any possible tax ramifications, estimated transaction costs or any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument.

The following methods and assumptions were utilized by the Company in estimating the fair values of its on-balance sheet financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

Investment securities - Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable instruments.

Loans receivable - For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of nonaccrual loans was estimated using the estimated fair values of the underlying collateral.

Deposits liabilities - The fair values of non-interest-bearing demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank of Boston - Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Mortgagors' escrow accounts – The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors' escrow accounts.

2. Summary of Significant Accounting Policies - *(Continued)*

Recent Accounting Pronouncements
In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 132(R), which revised the disclosures requirements related to pension plans and other postretirement benefit plans. These disclosures are effective for years ending after June 15, 2004.

In November 2003, FASB ratified the Emerging Issues Task Force's consensus on EITF 03-01 regarding disclosure about unrealized losses on marketable debt and equity securities accounted for under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", that are classified as either held-to-maturity or available-for-sale. The consensus on qualitative and quantitative disclosures is effective for fiscal years ending after December 15, 2003. Comparative information for earlier periods presented is not required.

Reclassification
The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

3. Investment Securities

A summary of investment securities at December 31, 2004 and 2003 follows:

	2004		2003	
(In thousands)	Carrying Amount	Estimated Market Value	Carrying Amount	Estimated Market Value
Available-for-sale securities	$ 31,096	$ 31,096	$ 37,166	$ 37,166
Held-to-maturity securities	5,168	5,173	1,561	1,577
Total investment securities	$ 36,264	$ 36,269	$ 38,727	$ 38,743

At December 31, 2004, the composition of the investment portfolio was:

	Amortized	Gross Unrealized		Estimated
(In thousands)	Cost Basis	Gain	Loss	Market
Available-for-sale securities:				
US government and agency obligations				
From one through five years	$ 14,072	$ 193	$ (36)	$ 14,229
From five through ten years	1,000	-	(19)	981
Mortgage-backed securities	12,249	6	(163)	12,092
Collateralized mortgage obligations	3,812	13	(31)	3,794
Total available-for-sale securities	$ 31,133	$ 212	$ (249)	$ 31,096
Held-to-maturity securities:				
US government and agency obligations				
From one through five years	$ 703	$ 9	$ (4)	$ 708
Interest bearing balances				
From one through five years	4,465	-	-	4,465
Total held-to-maturity securities	$ 5,168	$ 9	$ (4)	$ 5,173

For the year ended December 31, 2004, the Company realized gross gains of $23,787 and gross losses of $179,952 compared with realized gross gains of $6,213 and gross losses of $5,377 for the year ended December 31, 2003, and realized gross gains of $2,812 on sales of investment securities during the year ended December 31, 2002. There were no gross losses realized in 2002.

At December 31, 2004 and 2003, securities with a carrying value of $700,000, and market values of approximately $709,000 and $730,000, respectively, were pledged as collateral to secure municipal deposits.

The Bank has certain investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of changes in market interest rates. In making this determination, management considered the period of time the securities have been in a loss position, the percentage decline in comparison to the securities' amortized cost, the financial condition of the issuer and the Company's ability and intent to hold these securities until their fair value recovers to their amortized cost. At December 31, 2004, these securities had an aggregate market value of $18,537,000 which resulted in unrealized losses of $253,000.

The following is a summary of the market value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

	Securities in Continuous Unrealized Loss Position Less Than 12 Months		
(Dollars in thousands)	Number of Securities	Market Value	Unrealized Loss
US government and agency obligations	11	$ 6,151	$ (40)
Mortgage-backed securities	10	11,406	(194)
Total securities in unrealized loss position	21	$ 17,557	$ (234)

	Securities in Continuous Unrealized Loss Position 12 or More Consecutive Months		
(Dollars in thousands)	Number of Securities	Market Value	Unrealized Loss
US government and agency obligations	1	$ 980	$ (19)
Total securities in unrealized loss position	1	$ 980	$ (19)

Naugatuck Valley Financial Corporation

Notes to Consolidated Financial Statements

3. Investment Securities – *(Continued)*

At December 31, 2003, the composition of the investment portfolio was:

(In thousands)	Amortized Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Market
Available-for-sale securities:				
US government and agency obligations	$ 22,861	$ 583	$ (88)	$ 23,356
Mortgage-backed securities	7,865	7	(124)	7,748
Collateralized mortgage obligations	6,031	31	-	6,062
Total available-for-sale securities	$ 36,757	$ 621	$ (212)	$ 37,166
Held-to-maturity securities:				
US government and agency obligations	$ 706	$ 17	$ (1)	$ 722
Interest bearing balances	855	-	-	855
Total held-to-maturity securities	$ 1,561	$ 17	$ (1)	$ 1,577

4. Loans Receivable

A summary of loans receivable at December 31, 2004 and 2003 is as follows:

(Dollars in thousands)	2004	2003
Loans secured by first mortgages on real estate:		
Conventional:		
Fixed rate mortgage loans	$ 108,786	$ 107,858
Adjustable rate mortgage loans	23,439	21,913
Construction loans	6,547	6,621
Commercial loans	41,047	27,568
Loans on savings accounts	679	592
Personal, auto and property improvement loans	27,657	20,494
	208,155	185,046
Less: Allowance for loan losses	1,829	1,810
Undisbursed construction loans	2,094	2,519
Deferred loan origination fees	412	339
Loans receivable, net	$ 203,820	$ 180,378
Weighted average yield	5.71%	5.81%

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2004 and 2003, the composition of the Bank's investment in fixed rate loans was as follows:

Fixed Rate Term to Maturity	2004	2003
(In thousands)		
Less than 1 year	$ 4,040	$ 6,563
1 - 3 years	817	674
3 - 5 years	2,449	2,159
5 - 10 years	16,955	12,543
10 - 20 years	49,928	51,341
Over 20 years	55,612	49,768
Total loans at fixed rates	$ 129,801	$ 123,048

Adjustable rate loans have interest rate adjustment limitations and are generally indexed to one year, three year or five year treasury notes, or prime rate. At December 31, 2004 and 2003, the Bank had the following adjustable rate loans:

Adjustable Rate Rate Adjustment	2004	2003
(In thousands)		
Less than 1 year	$ 49,944	$ 37,956
1 - 3 years	7,875	8,159
3 - 5 years	8,597	7,989
5 - 7 years	11,938	7,574
Over 7 years	-	320
Total loans at adjustable rates	$ 78,354	$ 61,998

Nonperforming loans totaled approximately $596,000 and $906,000 at December 31, 2004 and 2003, respectively. These loans, primarily delinquent 90 days or more, were accounted for on a nonaccrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled approximately $44,600, $50,100 and $128,000 in 2004, 2003 and 2002, respectively.

There were no loans on a nonaccrual basis or considered to be impaired by the Bank at December 31, 2004. The recorded investment in loans that are considered to be impaired by the Bank was $118,234 at December 31, 2003. $96,542 of these loans were accounted for on a nonaccrual basis as of December 31, 2003. The allowance for loan losses related to these impaired investments was $16,462 at December 31, 2003.

4. Loans Receivable - *(Continued)*

Transactions in the allowance for loan losses account for the years ended December 31, 2004, 2003 and 2002 were as follows:

(In thousands)	2004	2003	2002
Balance at beginning of year	$ 1,810	$ 1,994	$ 1,856
Provision for loan losses	-	45	231
Loans written off	(56)	(267)	(117)
Recoveries of loans written off	75	38	24
Balance at end of year	$ 1,829	$ 1,810	$ 1,994

As of December 31, 2004 and 2003, loans to related parties totaled approximately $3,480,000 and $2,846,000, respectively. For the year ended December 31, 2004, new loans of approximately $1,422,000 were granted to these parties and principal payments of approximately $788,000 were received. For the year ended December 31, 2003, new loans of approximately $1,351,000 were granted to these parties and principal payments of approximately $484,000 were received. During 2003, an additional $201,000 in existing loans were included in loans to related parties for individuals who became related parties during the year. Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2004 and 2003, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies. These loans are originated by the Bank and then sold. The Bank continues to service these loans and remits the payments received to the purchasing institution. The amounts of these loans were approximately $11,888,000 and $12,056,000 at December 31, 2004 and 2003, respectively.

5. Premises and Equipment

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

(In thousands)	2004	2003
Banking offices and branch buildings	$ 5,916	$ 4,611
Furniture and equipment	2,170	1,872
Land	1,538	1,012
Leasehold improvements	604	604
	10,228	8,099
Accumulated depreciation and amortization	(2,463)	(1,980)
Premises and equipment, net	$ 7,765	$ 6,119

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated.

Depreciation and amortization expenses were $511,159, $503,425 and $436,091 for the years ended December 31, 2004, 2003 and 2002, respectively.

At December 31, 2004, future minimum rental income and lease payment expense were expected to be:

(In thousands)	Income	Expense
2005	$ 31	$ 192
2006	26	174
2007	-	150
2008	-	152
2009	-	153
Thereafter	-	1,284
Total future minimum rents	$ 57	$ 2,105

6. Other Assets

In October, 2002, the Financial Accounting Standards Board ("FASB) issued Statement of Financial Accounting Standard ("SFAS") No. 147, "*Acquisitions of Certain Financial Institutions*". This standard removes the accounting for certain branch acquisitions from the scope of SFAS No. 72, "*Accounting for Certain Acquisitions of Banking or Thrift Institutions*".

For branch acquisitions completed before October, 2002, SFAS No. 147 requires that the carrying amount of any intangible asset which meets certain recognition criteria be accounted for separately and not be reclassified as goodwill. The standard indicates these assets are to be accounted for in accordance with SFAS No. 141, "*Business Combinations*", and continue to be amortized.

The Bank adopted SFAS No. 147 as of its October 1, 2002 (its effective date), and determined its intangible asset met the recognition criteria of the Standards. Accordingly, the Bank is continuing to amortize the intangible asset.

At December 31, 2004 and 2003, the remaining intangible asset is $256,000 and $289,000, respectively, and is being amortized on the straight-line basis over a 15 year period. Amortization expense was $33,720 for each of the years ended December 31, 2004, 2003 and 2002.

7. Deposits

Deposits and weighted average rates at December 31, 2004 and 2003 are summarized as follows:

	2004		2003	
(In thousands)	Amount	Weighted Average Cost	Amount	Weighted Average Cost
Certificate accounts	$ 81,200	2.24%	$ 86,192	2.19%
Regular savings accounts	43,941	0.35%	40,185	0.40%
Checking and NOW accounts	37,003	0.15%	32,723	0.25%
Money market savings accounts	31,222	1.05%	24,355	0.85%
Total deposits	$ 193,366	1.22%	$ 183,455	1.27%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2004 and 2003 was $16,644,000 and $16,983,000 respectively. Deposits up to $100,000 are federally insured.

At December 31, 2004 and 2003 the remaining maturities for certificate accounts were:

(In thousands)	2004	2003
Certificate accounts maturing in:		
Under 12 months	$ 49,379	$ 52,466
12 to 36 months	20,048	20,049
Over 36 months	11,773	13,677
Total certificate accounts	$ 81,200	$ 86,192

8. Advances from Federal Home Loan Bank of Boston

The Bank has an agreement with Federal Home Loan Bank of Boston ("FHLB") providing for future credit availability of up to twenty times the amount of FHLB stock held by the Bank, not to exceed 30% of its total assets. The Bank held $2,179,700 in Federal Home Loan Bank stock at December 31, 2004. In additional to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLB and a $2,000,000 line of credit available from another correspondent bank.

During 2004, the Bank prepaid $9,561,780 of FHLB advances with a weighted-average rate of 5.29%. The Bank incurred a prepayment penalty of $498,000 as a part of the transaction.

FHLB advances are secured by a blanket lien on the Bank's assets. Outstanding advances with calendar-year maturity dates and weighted average cost of funds at December 31, 2004 and 2003 were as follows:

(Dollars in thousands)	2004		2003	
Year of Maturity	Amount Due	Weighted Average Cost	Amount Due	Weighted Average Cost
2004	$ -	-	$ 9,864	3.41%
2005	3,724	5.84%	5,123	5.59%
2006	2,818	4.31%	5,223	5.07%
2007	3,349	3.82%	6,828	4.47%
2008	1,384	3.65%	2,939	4.36%
2009	1,918	3.89%	2,380	4.16%
2010	703	4.01%	703	4.01%
2011	657	4.09%	657	4.09%
2012	684	4.09%	684	4.09%
2013	579	4.13%	579	4.13%
2014	10	3.94%	10	3.94%
Total advances	$ 15,826	4.42%	$ 34,990	4.37%

9. Pension and Other Post-Retirement Benefits

Pension Plan

The Bank participates in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who have been employed by the Bank for more than six months and are at least twenty-one years of age. Benefits under this plan become fully vested after five years of service. The Bank's net pension cost for the period is the amount of contributions due. Total pension expense was $441,262 for the year ended December 31, 2004 compared with $335,300 and $225,899 for 2003 and 2002, respectively. Current valuations of the Bank's allocation of the plan's pooled assets are not available.

Defined Contribution Plan

The Bank has a defined contribution 401(k) plan for eligible employees. During 2003, the plan was amended and restated to comply with various legislative acts, collectively referred to as "*GUST*". As amended, the 401(k) plan permits participants to contribute the maximum percentage allowable subject to limits provided by the new law. The Bank provides 50% matching of employee contributions, with a maximum contribution on up to 6% of the employee's salary. The Bank's contribution vests over a 6 year graded vesting schedule. The Bank's contribution to the plan was $65,496, $58,675 and $23,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

9. Pension and Other Post-Retirement Benefits – *(Continued)*

Directors Retirement Plan

The Bank sponsors a retirement and benefits plan for non-employee directors who attain age 70 and meet certain other qualifying criteria. Annual retirement benefits for qualifying individuals are payable in ten semi-annual installments.

Healthcare Benefits

In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees. Substantially all of the Bank's employees may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Bank made a one-time election to defer recognition of the effects of the Act in the accounting for its postretirement benefit plan and in providing related disclosures until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. The amounts disclosed in this report do not reflect the effects of the Act on the Plan. Authoritative guidance is pending, and when issued, could require the Bank to change previously reported information.

Obligation and Funded Status

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Directors Retirement Plan and the Healthcare Benefits plan as of December 31, 2004 and 2003:

	Directors Retirement Plan		Healthcare Benefit Plan	
(Dollars in thousands)	2004	2003	2004	2003
Measurement date	12/31/2004	12/31/2003	12/31/2004	12/31/2003
Projected benefit obligation	$ (401,353)	$ (490,344)	$ (419,379)	$ (414,768)
Fair value of plan assets	-	-	-	-
Funded status	$ (401,353)	$ (490,344)	$ (419,379)	$ (414,768)
Accrued benefit cost recognized in the statement of financial condition	$ (227,552)	$ (309,956)	$ (419,379)	$ (414,768)

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions the Directors Retirement Plan and the Healthcare Benefits plan for the years ended December 31, 2004 and 2003 were:

	Directors Retirement Plan		Healthcare Benefit Plan	
(Dollars in thousands)	2004	2003	2004	2003
Net periodic benefit cost	$ 23,924	$ 29,665	$ 4,611	$ 53,991
Employer contributions	-	-	-	-
Plan participants' contributions	-	-	-	-
Benefits paid during the year	106,329	106,329	15,757	15,067

Due to the unfunded status of the plans, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $59,143 and $19,792 for Directors Retirement Plan and the Healthcare Benefits Plan, respectively.

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2004 and 2003 were as follows:

	Directors Retirement Plan		Healthcare Benefit Plan	
Weighted-average assumptions:	2004	2003	2004	2003
Discount rate	7.00%	7.00%	5.75%	5.75%
Rate of compensation increase	4.25%	4.25%	-	-
Medical trend rate next year	-	-	7.00%	10.00%
Ultimate medical trend rate	-	-	5.00%	5.00%
Year ultimate trend rate is achieved	-	-	2006	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2004, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $87,736 compared with a decrease of $(63,643) if the assumed health care trend rate were to decrease by one percentage-point.

10. Employee Stock Ownership Plan

On September 30, 2004, the date the reorganization was consummated, the Bank implemented the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the "ESOP"). On September 30, 2004, the ESOP purchased 298,091 shares of the common stock of the Company. To fund the purchase, the ESOP borrowed $2,980,910 from the Company. The borrowing is at an interest rate of 4.75% and is to be repaid on a pro-rata basis in fifteen annual installments of $282,520 commencing with the quarter

10. Employee Stock Ownership Plan – *(Continued)*

ended December 31, 2004 through September 30, 2019. In addition, dividends paid on the unreleased shares are used to reduce the principal balance of the loan. The collateral for the loan is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary, however, the Bank intends to make annual contributions in an aggregate amount at least equal to the principal and interest requirement on the debt.

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant's compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning-per-share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the year ended December 31, 2004 was $53,284. At December 31, 2004, there were 4,911 unallocated and 293,180 unreleased ESOP shares. The unreleased shares had an aggregate fair value of $3,155,000.

11. Income Taxes

Retained earnings at December 31, 2004 includes approximately $948,000 for which no provision for Federal income tax has been made. This amount represents aggregate allocations of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subjected to the then current corporate income tax rate.

The Bank's wholly-owned subsidiary, the Naugatuck Valley Mortgage Servicing Corporation, qualifies and operates as a Connecticut passive investment company pursuant to legislation. Because the subsidiary earns income from passive investments which is exempt from Connecticut Corporation Business Tax and its dividends to the Bank are exempt from state tax, the Bank no longer expects to incur state income tax expense.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Principle items making up the deferred income tax provision include a carry forward of charitable contributions, the provision for loan losses, accelerated tax depreciation and deferred mortgage fee income. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. The Company believes that all deferred tax assets will be realized in the future and that no valuation allowance is necessary.

Income taxes receivable and payable included in the balance sheet at December 31, 2004 and 2003 were:

(In thousands)	2004	2003
Current tax receivable	$ 1	$ 26
Deferred tax receivable		
Charitable contributions carryforward	$ 465	$ -
Reserve for loan losses	382	340
Post-retirement benefits	220	246
Deferred income	142	117
Available-for-sale securities	12	-
Total deferred tax receivable	1,221	703
Deferred tax payable		
Available-for-sale securities	$ -	$ (139)
Depreciation	(153)	(110)
Other items	(26)	(27)
Total deferred tax payable	(179)	(276)
Net deferred tax receivable	$ 1,042	$ 427

The provision for income tax expense for the year ended December 31, 2004, 2003 and 2002 consists of:

(In thousands)	2004	2003	2002
Current income tax expense	$ 478	$ 651	$ 977
Deferred income tax expense (benefit), due to:			
Charitable contributions	(465)	-	-
Reserve for loan losses	(42)	(26)	(151)
Deferred income	(25)	60	39
Post retirement benefits	26	8	36
Depreciation	43	131	(21)
Other items	(1)	(2)	-
Total deferred income tax expense (benefit)	(464)	171	(97)
Provision for income taxes	$ 14	$ 822	$ 880

11. Income Taxes – *(Continued)*

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

(Dollars in thousands)	Year Ended December 31, 2004	2003	2002
Income tax expense at statutory rate of 34%	$ 146	$ 894	$ 952
Increase (decrease) in income tax expense resulting from:			
Income exempt from income tax	(68)	(46)	-
Changes in tax bad debt base year reserves	(65)	(28)	(74)
Other items, net	1	2	2
Provision for income taxes	$ 14	$ 822	$ 880
Effective rate of income tax expense	3.3%	31.3%	31.4%

12. Consolidated Statement of Comprehensive Income

The source of the Company's other comprehensive income is the unrealized gains and losses on its available for sale securities.

(In thousands)	For the Years Ended December 31, 2004	2003	2002
Net income	$ 415	$ 1,806	$ 1,920
Other comprehensive (loss) income:			
Unrealized (loss) gain on securities available-for-sale	(601)	(664)	658
Reclassification adjustment for losses (gains) realized in net income	156	(1)	(3)
Other comprehensive (loss) income before tax effect	(445)	(665)	655
Income tax (benefit) expense related to items of other comprehensive (loss) income	(151)	(226)	222
Other comprehensive (loss) income net of tax	(294)	(439)	433
Total comprehensive income	$ 121	$ 1,367	$ 2,353

13. Regulatory Capital

The Company, as a federally chartered holding company, is not subject to regulatory capital requirements. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2004, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2004 the Bank meets all capital requirements to which it is subject.

At December 31, 2004 the Bank was considered "well capitalized" for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible capital to total adjusted assets of 2.00%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 5.00%; a minimum ratio of Tier I capital to risk-weighted assets of 6.00% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.00%. There have been no subsequent conditions or events which management believes have changed the Bank's status.

Prior to its reorganization (see note 1), the Bank was subject to capital requirements established by the FDIC. Under the regulations in effect at December 31, 2003, the Bank was required to maintain a Tier 1 capital to average assets ratio of 4.00%, a Tier 1 capital to risk-based ratio of at least 4.00%; and a total risk-based capital to risk-weighted assets ratio of at least 8.00%. At December 31, 2003, the Bank was considered "well capitalized" for regulatory purposes.

The following is a summary of the Bank's actual capital as computed under the standards established by the OTS and the FDIC at December 31, 2004 and 2003, respectively.

	2004		2003	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Tier I Capital (to Adjusted Total Assets in 2004 and to Average Assets in 2003)	$ 37,937	14.78%	$ 20,658	8.64%
Tier I Risk-Based Capital (to Risk-Weighted Assets)	37,937	22.52%	20,658	14.96%
Total Risk-Based Capital (to Risk-Weighted Assets)	39,766	23.61%	22,386	16.21%
Tangible Equity Capital (to Tangible Assets)	37,937	14.78%	N/A	N/A

13. Regulatory Capital - *(Continued)*

The measurement of the Bank's capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank's capital follows:

	December 31,	
(In thousands)	2004	2003
Total capital as calculated under generally accepted accounting principles (GAAP Capital)	$ 38,256	$ 21,217
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:		
Intangible assets	(256)	(289)
Accumulated other comprehensive income from available-for-sale securities	(63)	(270)
Tier I Risk-Based Capital	37,937	20,658
Includible portion of allowance for loan losses	1,829	1,728
Total Risk-Based Capital	$ 39,766	$ 22,386

The ability of the Company to pay dividends depends, in part, on the ability of the Bank to pay dividends to the Company. The Bank will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would be to reduce the regulatory capital of the Bank to an amount below amounts required under OTS rules and regulations.

14. Earnings per Share

Earnings per share amounts for the year ended December 31, 2004 are not meaningful because the Company did not complete its initial public offering until September 30, 2004. The weighted-average number of shares outstanding during the quarter ended December 31, 2004 was 7,306,337 shares. Net income and income available to common shareholders for the quarter ended December 31, 2004 was $530,000. The basic earnings per share for the quarter was $0.07. The Company had no dilutive securities outstanding.

15. Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2004 and 2003:

(In thousands)	2004	2003
Commitments to extend credit:		
Loan commitments	$ 4,694	$ 7,754
Unused lines of credit	14,463	13,478
Amounts due mortgagors on construction loans	14,491	2,519
Amounts due on commercial loans	1,485	7,569
Commercial letters of credit	2,185	545

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments are principally collateralized by mortgages on real estate, generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The estimated fair value of the Company's financial instruments follows:

	December 31,			
	2004		2003	
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 7,575	$ 7,575	$ 9,775	$ 9,775
Investment securities	36,264	36,269	38,727	38,743
Loans receivable, net	203,820	205,659	180,378	184,572
Accrued income receivable	1,077	1,077	1,071	1,071
Financial Liabilities				
Deposits	$ 193,366	$ 193,018	$ 183,455	$ 184,636
Federal Home Loan Bank advances	15,826	15,612	34,990	35,944
Mortgagors' escrow accounts	3,058	3,058	2,634	2,634

16. Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2004 and 2003.

	For the Year Ended December 31, 2004			
(In thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 3,365	$ 3,265	$ 3,057	$ 3,026
Interest expense	765	942	916	936
Net interest income	2,600	2,323	2,141	2,090
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	2,600	2,323	2,141	2,090
Noninterest income	290	149	306	333
Noninterest expense	2,168	3,891	1,865	1,879
Income (loss) before provision (benefit) for income taxes	722	(1,419)	582	544
Provision (benefit) for income taxes	192	(526)	182	166
Net income (loss)	$ 530	$ (893)	$ 400	$ 378

	For the Year Ended December 31, 2003			
(In thousands)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 3,119	$ 3,108	$ 3,161	$ 3,256
Interest expense	970	1,009	1,090	1,172
Net interest income	2,149	2,099	2,071	2,084
Provision for loan losses	-	-	-	45
Net interest income after provision for loan losses	2,149	2,099	2,071	2,039
Noninterest income	313	212	333	257
Noninterest expense	1,828	1,686	1,681	1,650
Income before provision for income taxes	634	625	723	646
Provision for income taxes	177	197	231	217
Net income	$ 457	$ 428	$ 492	$ 429

17. Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statement of Financial Condition

December 31, 2004

(In thousands)		
ASSETS		
Cash on deposit with Naugatuck Valley Savings and Loan	$	1,738
Investment in subsidiary, Naugatuck Valley Savings and Loan		38,256
Investment securities		10,880
Loan to ESOP		2,947
Deferred income taxes		510
Other assets		221
Total assets	$	54,552
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities - due to subsidiary	$	2,981
Stockholders' equity		51,571
Total liabilities and stockholders' equity	$	54,552

Statement of Operations

From Inception (September 30, 2004) through December 31, 2004

(In thousands)		
Interest income	$	90
Other expense		
Charitable contribution		1,521
Other expenses		26
Total other expense		1,547
Loss before income tax benefit and equity in undistributed net income of subsidiary		(1,457)
Income tax benefit		(495)
Loss before equity in undistributed net income of subsidiary		(962)
Equity in undistributed net income of subsidiary		488
Net loss	$	(474)

17. Parent Company Only Financial Statements – *(Continued)*

Statement of Cash flows

From Inception (September 30, 2004) through December 31, 2004

(In thousands)	
Net cash used by operating activities	$ (39)
Cash flows from investing activities	
Purchase of available-for-sale securities	(11,014)
Loan to ESOP	(2,981)
Investment in subsidiary, Naugatuck Valley Savings and Loan	(15,870)
Net cash used by investing activities	(29,865)
Cash flows from financing activities	
Proceeds from issuance of common stock	32,601
Cost of issuance of common stock	(959)
Net cash provided by financing activities	31,642
Increase in cash and cash equivalents	1,738
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 1,738

Directors and Executive Officers

Directors of Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

Carlos S. Batista
Vice President – Bristol Babcock, Inc.

Richard M. Famiglietti
Owner – CM Property Management

Ronald D. Lengyel
Chairman of the Board – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

Director – Connecticut Water Service, Inc.

James A. Mengacci
Owner – James A. Mengacci Associates LLC

Partner – Allied Capital Management, LLC

Michael S. Plude, CPA
Managing Partner – Kaskie Plude & Co.

John C. Roman
President and Chief Executive Officer – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

Camilo P. Vieira
Consultant – CM Property Management

Jane H. Walsh
Senior Vice President – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

Executive Officers of Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company and Naugatuck Valley Savings and Loan

John C. Roman
President and Chief Executive Officer

Dominic J. Alegi
Executive Vice President

Jane H. Walsh
Senior Vice President

William C. Nimons
Senior Vice President

Lee R. Schlesinger
Vice President and Treasurer

Mark S. Graveline
Senior Vice President

Investor and Corporate Information

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 5, 2005 at Leary's Crystal Room located at 98 School Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq National Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market. The high and low sales prices of the common stock during the quarter ended December 31, 2004 were $11.34 and $10.26 per share, respectively. Naugatuck Valley Financial did not pay any dividends during the quarter ended December 31, 2004.

At March 1, 2005, there were 935 holders of record of Naugatuck Valley Financial common stock.

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting Firm

Snyder & Haller, P.C.
30 Atwood Street
Hartford, Connecticut 06105

Corporate Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Office Locations

Main Office

333 Church Street
Naugatuck, Connecticut 06770

Branch Offices

1009 New Haven Road
Naugatuck, Connecticut 06770

127 South Main Street
Beacon Falls, Connecticut 06403

860 Bridgeport Avenue
Shelton, Connecticut 06484

49 Pershing Drive
Derby, Connecticut 06418

249 West Street
Route 67
Seymour, Connecticut 06483

Naugatuck Valley
Financial Corporation

33 Church Street, Naugatuck CT 06770-5590 (203) 720-5000